AFFIRMATIVE INSURANCE HOLDINGS, INC.

4450 Sojourn Drive, Suite 500

Addison, Texas 75001

(972) 728-6300

Michael McClure

Executive Vice President &

Chief Financial Officer

January 11, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-6010

Re: Affirmative Insurance Holdings, Inc.

Comment Letter Regarding Form 10-K for the fiscal year ended December 31, 2006; File Number 000-50795

Dear Mr. Rosenberg:

We are responding to your correspondence to Mr. Kevin R. Callahan, Chairman and Chief Executive Officer of Affirmative Insurance Holdings, Inc., dated November 13, 2007 (the "Correspondence"). The Correspondence is itself a response to our correspondence dated August 30, 2007, wherein we responded to your previous comments dated July 3, 2007. Our responses are keyed to, and organized by, the comments as set forth in your November 13, 2007 Correspondence.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 56

1. Please refer to your proposed disclosure in response to prior comments four and five. Please clarify how the increase in gas prices in mid 2005 is responsible for the favorable frequency trend in 2006.

Response: The majority of our customer base includes individuals with low disposable incomes, who have less money to spend on gas as gas prices rise. We have found that as gas prices increase for a sustained period of time, consumers in general (and our customers in particular) change their driving habits to reduce gas consumption by car-pooling, using mass transit or simply by consolidating trips and driving less, thus resulting in a drop in auto claims.  Consequently, our frequency rates improve as gas prices climb.

2. Please refer to prior comment six [we believe you mean five]. Your proposed new disclosure will state that "information provided by any such actuary is one of several factors we consider in establishing loss reserves." We believe that this disclosure continues to refer to independent actuaries in your determination of loss reserves. If you continue to refer to third party actuaries, please provide revised disclosure that identifies these firms.

Response: Although we use our own internal valuation methods and do not exclusively or even materially rely upon the positions, analyses or opinions of any third-party actuaries we may engage from time to time in the process of making our loss reserve estimates, based upon our current use of this information, we shall omit any reference to our use of the services of any third-party actuaries in our future filings.

3. It appears that your response to prior comment eight [we believe you mean seven] does not include all of the information requested. Therefore we reissue the comment.

Response: We currently have one relationship with an unaffiliated reinsurer from which we obtain data that we use in the course of estimating our loss and loss adjustment expense reserves. Our relationship with this reinsurer consisted of a fronting relationship in which we ceded 100% of the policies written to the reinsurer, who was also responsible for managing the book of business. This book of business went into run-off in 2000. The reinsurer is currently responsible for the handling of claims. We receive estimates of direct loss and loss adjustment expense reserves on a monthly basis from the reinsurer, which we use in the course of estimating our own loss and loss adjustment expense reserves. We usually receive the monthly report within 10 business days from the close of the month, thus there is very little if any time lag. To our knowledge, there has been very little variation in the ceding company reserve practices and methods. We review the data and evaluate using generally accepted actuarial loss and LAE reserving methodologies. The data is reconciled to the reinsurer's Schedule F. There have been very few, if any, adjustments made to the data. At this time, we do not have (nor have there ever been) any disputes with this reinsurer, and we do not anticipate that our relationship with this unaffiliated reinsurer will have an impact on our financial position, due to our belief that this reinsurer's financial strength is adequate (such belief is in part based upon and supported by the fact that the reinsurer is rated A- by AM Best).

Notes to Consolidated Financial Statements

Note 6. Reinsurance, page 96

4. We acknowledge your response to prior comment 12. Under the novation agreements, you appear to have assumed 100% of the insurance risk associated with the reinsured business, having been "submitted in place of the reinsurers assuming all rights, interests, liabilities and obligations related to the original quota share reinsurance agreement." However, you have accounted for these transactions using the SOP 98-7 deposit accounting method based on your conclusion that the risk transfer requirements described in paragraph 8 of SFAS 113 were not met. Please describe the terms of these novation agreements to clarify your basis for concluding that the SFAS 113 risk transfer requirements were not met.

Response: The guidance used in determining whether reinsurance contracts contain elements of risk transfer necessary to use reinsurance accounting is stated in paragraph 9 of SFAS 113.  This paragraph provides that a reinsurer shall not be considered to have assumed significant insurance risk under the reinsurance contract if the probability of a significant variation in either the amount or timing of payments by the reinsurer is remote.  Paragraph 18 of SFAS 113 specifically provides that whenever a reinsurance contract does not transfer risk, then that reinsurance contract must be accounted for as a deposit-type reinsurance contract.

We evaluated the transaction and concluded that we did not assume significant insurance risk because the probability of a significant variation in the amount of payments by the reinsurers was remote.  This was primarily due to a sliding scale profit commission payable by the reinsurer to our affiliated Managing General Agent ("MGA") should there be favorable loss development.  This profit commission made the likelihood very remote that the reinsurer would have any significant additional gain or loss on this block of business.  The reinsurers will ultimately make the same payments, either to our MGA from profit commission or to our insurance company for the full amount of losses/LAE.  The combined cost to the reinsurer is the same.  Consequently, since no significant risk was transferred, the use of deposit accounting is required and the use of reinsurance accounting is impermissible under SFAS 113.

We plan to include in future filings with the Commission, after we complete the process of responding to the Staff's comments in the Comment Letter and any subsequent related correspondence, and for so long as it continues to be appropriate to do so, such disclosures as are appropriate.

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In connection with our foregoing responses to the Commission's comments, and pursuant to the Commission's instructions, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures contained in its periodic filings, (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your comments and assure you of our commitment to the presentation of full and accurate reporting on behalf of our Company.

Very Truly Yours,

/s/ Michael McClure_________

Michael McClure

Executive Vice President and

Chief Financial Officer

Affirmative Insurance Holdings, Inc.